Capitalisation and Indebtedness	Exhibit 99.2

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2012. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31 December 2012 (1)

(000)

Share capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	12,242,634

Group shareholders’ equity	£m

Called up share capital	3,061

Share premium account	9,416

Other reserves	1,253

Other shareholders’ funds	-

Retained earnings	36,885

Shareholders’ equity excluding non-controlling interests	50,615

Non-controlling interests	9,371

Total shareholders’ equity	59,986

Group indebtedness (2)

Subordinated liabilities	24,018

Debt securities in issue (3,4)	119,525

Total indebtedness	143,543

Total capitalisation and indebtedness	203,529

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	15,855

Performance guarantees, acceptances and endorsements	6,406

Total contingent liabilities	22,261

Documentary credits and other short-term trade related transactions	1,027

Standby facilities, credit lines and other commitments (5)	247,816

1	Comparatives have been re-stated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011).
2	“Group indebtedness” includes interest accrued as at 31 December 2012 in accordance with International Financial Reporting Standards.
3	In addition to this there were £57,877 million of debt securities in issue accounted for on a fair value basis as at 31 December 2012. At 31 March 2013, this amounted to £56,917 million.
4	There were £119,525 million of debt securities as at 31 December 2012. At 31 March 2013 this amounted to £112,207 million.
5	There were £247,816 million of Standby facilities, credit lines and other commitments as at 31 December 2012. At 31 March 2013 this amounted to £260,556 million.

Barclays PLC	1